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                             July 12, 2021

       Joseph C. Passalaqua
       Chief Executive Officer
       Nine Alliance Science & Technology Group
       7325 Oswego Road
       Liverpool, NY 13090

                                                        Re: Nine Alliance
Science & Technology Group
                                                            Form 10-12G
                                                            Filed June 16, 2021
                                                            File No. 000-56293

       Dear Mr. Passalaqua:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       General

   1. Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial
filing pursuant to Section 12(g)(1) of the Exchange Act of 1934. You
                                                        will then be subject to
the reporting requirements of the Exchange Act, including the requirements to file
Forms 10-K, 10-Q, and 8-K, even if comments remain open on the
                                                        Form 10. If you do not
wish to become subject to these reporting requirements before completion of our
review, you may wish to consider withdrawing the Form 10 before it becomes effective
automatically and submitting a new Form 10 that includes changes responsive to our
comments.
 Joseph C. Passalaqua
FirstName  LastNameJoseph  C. Passalaqua
Nine Alliance Science & Technology  Group
Comapany
July       NameNine Alliance Science & Technology Group
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
Item 1
Business, page 1

2. Please revise your disclosure to describe your corporate history and to distinguish clearly between previous and current business operations, including the following:

                Indicate, if true, you no longer have operations relating to the ladies' handbag business;
                Include discussion of the dormancy period and custodianship proceeding mentioned in Note 1 of the financial statements;
                Describe your current operations and/or include a cross-reference to the discussion on page 8; and

                Reconcile the apparent inconsistency between statements such as "we have . . .
              limited business operations" (page 1) and "we are not currently engaged in any business operations" (page 2), and among descriptions of your plans to acquire an interest in eligible companies (page 1), effect an acquisition or merger with an operating company (page 5), or consummate a reverse merger or other business combination (pages 7-8).
3. You appear to be a shell company as that term is defined in Securities Act Rule 405 of
         Regulation C. In this regard, we note that you have nominal operations and nominal assets to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.
4. We note the statement, "We intend to use the net proceeds from the initial offering to develop our business operations." Please delete or advise how this is relevant to the current filing.
5. Please tell why you filed Form 15 on June 2, 2021. We note the absence of reporting between the NT 10-K filed December 29, 2017, and the Form 8-K filed June 1, 2021.
         Provide your analysis as to whether the Company's reporting requirements under
         Securities Act Section 15(d) were automatically suspended or voluntarily suspended; if the latter, tell us how the Company meets the eligibility requirements of Exchange Act
         Rule 12h-3(a). Refer to Exchange Act Forms Question 108.01 of the Division's
         Compliance and Disclosure Interpretations on our website.
Item 4
Security Ownership of Certain Beneficial Owners and Management, page 9

6. Please provide the address of all 5% shareholders, as required by Item 403 of Regulation
         S-K.
 Joseph C. Passalaqua
FirstName  LastNameJoseph  C. Passalaqua
Nine Alliance Science & Technology  Group
Comapany
July       NameNine Alliance Science & Technology Group
     12, 2021
July 12,
Page  3 2021 Page 3
FirstName LastName
Item 5
Directors and Executive Officers, page 9

7. Please expand Mr. Passalaqua's biographical information to include his business experience during the past five years. Please refer to Item 401(e) of Regulation S-K.
Item 9
Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder
Matters, page 11

8. Please furnish a statement to the effect that there is no established public trading market for your shares. In addition, please disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Please refer to Item
         201(a)(1)(iii) of Regulation S-K. Please revise to state that presently the OTC Pink Sheets have placed a "limited information warning" on your company because you are not making material information public. Please explain the nature, significance and basis for this warning.
9. We note your statement here that you are a shell company, please revise to disclose the requirements that must be met under Rule 144(i) for your security holders to be able to rely on Rule 144 for the resale of restricted and/or control securities, and the effect these restrictions may have on the liquidity of a holder's shares.
Item 10
Recent Sales of Unregistered Securities, page 12

10. Please revise this section to cover the past three years, as required by Item 701 of
         Regulation S-K. Please indicate the section of the Securities Act or the rule of the
         Commission under which exemption from registration was claimed for the sale of shares to Joseph C. Passalaqua.
Item 11
Description of Registrant's Securities to be Registered, page 12

11. The par value of your common stock is stated as $0.0001 per share. Please reconcile this with disclosure found on the cover page of Form 10, which states the par value as $0.001 per share.
12. Please disclose that your sole director and executive officer will control any matter put to a vote of your shareholders and assess the material risks of potential conflicts of interest.
 Joseph C. Passalaqua
FirstName  LastNameJoseph  C. Passalaqua
Nine Alliance Science & Technology  Group
Comapany
July       NameNine Alliance Science & Technology Group
     12, 2021
July 12,
Page  4 2021 Page 4
FirstName LastName
Item 15
Financial Statements and Exhibits, page 14

13. Please refile your exhibits in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version
58) (June 2021)
         and Item 301 of Regulation S-T.
Financial Statements
General, page 15

14. We note that in February 2021 you changed the par value of your common stock from
         $0.001 to $0.0001. Please revise your balance sheets and statements of stockholders equity to give retroactive effect to this change in your capital structure. Additionally, please provide a footnote to your financial statements to disclose the retroactive treatment, the reason for the change in par value, and the date the change became effective. Please refer to SAB Topic 4C.
Note 7 - Subsequent Events, page 27

15. Please revise your footnote to provide the disclosure required by ASC 855-10-50-1b. This comment also applies to Note 7 to the unaudited financial statements on page 38.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Stephen Mills